ABRI SPAC I, INC.

9663 Santa Monica Blvd., No. 1091

Beverly Hills, CA 90210

September 27, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C.  20549

Re:	Abri SPAC I, Inc. Registration Statement on Form S-4 Filed September 27, 2023 File No 333-268133

Attention: Robert Shapiro, Linda Cvrkel, Taylor Beech and Dietrich King

Dear Mr. Shapiro, Ms. Cvrkel, Ms. Beech and Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant Abri SPAC I, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, September 29, 2023 or as soon as practicable thereafter.

Very Truly yours,

/s Jeffrey Tirman
Jeffrey Tirman
Chief Executive Officer

Cc:	Alex Weniger-Araujo
Loeb & Loeb, LLP